CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

STATEMENT OF DEFENCE FILED

June 15, 2004

Trading Symbols: TSX-Ven.CDU

FSX.CR5

FOR IMMEDIATE RELEASE - Vancouver, B.C.....Cardero Resource Corp. (the “Company” or “Cardero”) announces that it has been advised by counsel that the Company has filed its statement of defence prepared in response to the lawsuit commenced by Western Telluric Resources Inc. and Minera Olympic, S. de R.L. de C.V. on May 21, 2004.  In its statement of defence (a copy of which will be available on SEDAR (www.sedar.com), the Company has denied all of the allegations made by Western Telluric and Minera Olympic.  Further, the Company has commenced a counterclaim against William Herbert Park, Kenneth Tremblett, Kelly Klatik and Jack Gavine, all of whom are shareholders of Western Telluric, seeking damages against such individuals.

As previously noted, the Company considers the allegations made by Western Telluric and Minera Olympic to be frivolous, vexatious and completely without merit and intends to vigorously defend this matter and take all appropriate steps to protect its interests and to pursue its counterclaim against the named shareholders of Western Telluric.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk van Alphen”, President

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of  the content of this Press Release which has been prepared by management.